As filed with the Securities and Exchange Commission on June 12, 2009

Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HNI Corporation
(Exact Name of Registrant as Specified in Its Charter)

Iowa	**42-0617510**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

408 East Second Street
P.O. Box 1109
Muscatine, IA 52761-0071
(Address of Principal Executive Offices, Including Zip Code)

HNI Corporation 2002 Members' Stock Purchase Plan
(Full Title of the Plan)

Steven M. Bradford	Copy to:
Vice President, General Counsel and Secretary	Joseph P. Richardson, Esq.
HNI Corporation	Matthew M. Holman, Esq.
408 East Second Street	Squire, Sanders & Dempsey L.L.P.
P.O. Box 1109	Two Renaissance Square
Muscatine, IA 52761	40 North Central Avenue
(563) 272-7400	Phoenix, AZ 85004-4498
(Name, Address and Telephone Number, including Area Code, of	(602) 528-4000
Agent For Service)	

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-accelerated Filer ☐ Smaller Reporting Company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of securities to be registered (1)(2)	Amount to be registered (1)(2)	Proposed maximum offering price per share (3)	Proposed maximum aggregate offering price (3)	Amount of registration fee
Common Stock, par value $1.00 per share	1,000,000 shares	$18.60	$18,600,000	$1,037.88*

(1) This registration statement covers 1,000,000 additional shares of common stock, par value $1.00, of the registrant available for issuance under the registrant's 2002 Members' Stock Purchase Plan, as amended (the "Plan"). Pursuant to Rule 416(a) under the Securities Act of 1933 (the "Securities Act"), this registration statement also covers an

indeterminate number of additional shares of common stock of the registrant that become issuable as a result of any stock split, stock dividend, recapitalization or other similar transaction that results in an increase in the number of outstanding shares of common stock of the registrant. This registration statement shall cover such additional shares. In addition, pursuant to Rule 416(c) under the Securities Act, this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the Plan.

(2) Pursuant to General Instruction E to Form S-8, a filing fee is only being paid with respect to the registration of additional shares of common stock for the Plan. A registration statement on Form S-8 covering 800,000 shares (before stock splits and stock dividends) was previously filed with respect to the Plan (registration no. 333-91682 filed July 1, 2002).

(3) Estimated pursuant to Rule 457(h) under the Securities Act solely for the purpose of calculating the registration fee. The proposed maximum offering price is based on the average of the high and low transaction prices of the registrant's common stock as reported on the New York Stock Exchange on June 8, 2009.

*   Previously paid.

INCORPORATION BY REFERENCE: Pursuant to General Instruction E to Form S-8, the contents of registration statement no. 333-91682 are incorporated herein by reference.

REGISTRATION OF ADDITIONAL SHARES: This registration statement on Form S-8 is filed by the registrant to register 1,000,000 additional shares of common stock, par value $1.00 per share, of the registrant, which may be issued under the registrant's 2002 Members' Stock Purchase Plan pursuant to an amendment to such Plan authorized by the shareholders of the registrant on May 12, 2009.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

In this registration statement, the terms "we," "our," "us," "HNI," the "registrant" and the "Corporation" refer to HNI Corporation, unless otherwise specified. The SEC allows us to incorporate by reference the information we file with the SEC, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this registration statement. Information we file with the SEC in the future and incorporate by reference in this registration statement automatically updates and supersedes previously filed information as applicable.

We incorporate by reference into this registration statement the following documents filed by us with the SEC, other than any portion of any such documents that are not deemed "filed" under the Securities Exchange Act of 1934 (the "Exchange Act") in accordance with the Exchange Act and applicable SEC rules:

- Annual Report on Form 10-K for the fiscal year ended January 3, 2009.
- Current Report on Form 8-K filed with the SEC on February 17, 2009.
- Current Report on Form 8-K filed with the SEC on February 25, 2009.
- Current Report on Form 8-K filed with the SEC on April 3, 2009.
- Information contained in Item 2.05 of Current Report on Form 8-K filed with the SEC on April 22, 2009.
- Quarterly Report on Form 10-Q for the fiscal quarter ended April 4, 2009.
- Current Report on Form 8-K filed with the SEC on May 15, 2009.
- The information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended January 3, 2009 from our definitive proxy statement on Schedule 14A filed with the SEC on March 30, 2009.
- The description of our common stock contained in the Registration Statement on Form 8-A filed with the SEC on July 12, 1998, including any amendments or reports filed for the purpose of updating such description.

We also incorporate by reference into this registration statement all documents (other than any portions of any such documents that are not deemed "filed" under the Exchange Act in accordance with the Exchange Act and applicable SEC rules) filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial filing of this registration statement and before the filing of a post-effective amendment to this registration statement which indicates all securities offered hereunder have been sold or that deregisters all securities then remaining unsold.

You may request a copy of these filings, which we shall deliver to you, together with all exhibits thereto, at no cost, by writing or telephoning us as follows:

HNI Corporation
Attention: Corporate Secretary
408 East Second Street
P.O. Box 1109
Muscatine, Iowa 52761
(563) 272-7400

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this registration statement, or in any other document that is subsequently filed with the SEC and incorporated by reference, modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this registration statement, except as so modified or superseded. Since information that we later file with the SEC will update and supersede previously incorporated information, you should look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this registration statement or in any documents previously incorporated by reference have been modified or superseded.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

As permitted by the Iowa Business Corporation Act (the "IBCA"), the Articles of Incorporation of HNI Corporation (the "Articles") provide no director shall be personally liable to the Corporation or any shareholder for money damages for any action, or failure to take action, except for: (i) the amount of financial benefit received by a director to which the director is not entitled; (ii) an intentional infliction of harm on the Corporation or its shareholders; (iii) a violation of Section 490.833 of the IBCA; or (iv) an intentional violation of criminal law. While the Articles provide protection from awards for monetary damages for breaches of the duty of care, they do not eliminate the director's duty of care. Accordingly, the Articles will not affect the availability of equitable remedies, such as an injunction, based on a director's breach of the duty of care.

In addition, the By-laws of HNI Corporation (the "By-laws") provide that: (i) an officer of the Corporation will not be liable as an officer to the Corporation or its shareholders for any decision to take or not to take action, or any failure to take any action, if the duties of the officer are performed in compliance with the standards of conduct for officers prescribed in the IBCA; and (ii) the Corporation may indemnify a director or officer of the Corporation who is a party to a proceeding against liability incurred by such director or officer in the proceeding to the maximum extent permitted by and in the manner prescribed by the IBCA, including the advancement of expenses.

The By-laws further provide the Corporation may enter into indemnification agreements consistent with the IBCA with each director of the Corporation and with such officers of the Corporation as the Board of Directors of the Corporation deems appropriate. The Corporation has entered into agreements with its directors and with certain officers agreeing to indemnify them against certain liabilities to the fullest extent permitted under Iowa law, the Articles and the By-laws. The Corporation also has director and officer liability insurance in the amount of $70,000,000, under which each director and each of certain officers of the Corporation is insured against certain liabilities.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit No.	Description
4.1	Articles of Incorporation of HNI Corporation, as amended, incorporated by reference to Exhibit 3(i) to the Corporation's Current Report on Form 8-K filed with the SEC on May 8, 2007
4.2	By-laws of HNI Corporation, as amended, incorporated by reference to Exhibit 3(ii) to the Corporation's Current Report on Form 8-K filed with the SEC on November 12, 2008
4.3	HNI Corporation 2002 Members' Stock Purchase Plan, incorporated by reference to Exhibit B to the Corporation's Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Shareholders held May 6, 2002, filed with the SEC on March 22, 2002
5.1*	Opinion of Squire, Sanders & Dempsey L.L.P. regarding legality of shares
23.1*	Consent of Squire, Sanders & Dempsey L.L.P. (included in Exhibit 5.1 hereto)
23.2*	Consent of PricewaterhouseCoopers LLP
24.1*	Power of attorney

* Filed herewith

Item 9. Undertakings.

(a)   The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                (iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Muscatine, State of Iowa, on June 12, 2009.

HNI Corporation

By: /s/ Steven M. Bradford
     Steven M. Bradford
     Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Stan A. Askren Stan A. Askren	Chairman, President and Chief Executive Officer (principal executive officer)	June 12, 2009
/s/ Kurt A. Tjaden Kurt A. Tjaden	Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	June 12, 2009
* Mary H. Bell	Director	June 12, 2009
* Miguel M. Calado	Director	June 12, 2009
* Gary M. Christensen	Director	June 12, 2009
* Cheryl A. Francis	Director	June 12, 2009
* John A. Halbrook	Director	June 12, 2009
* James R. Jenkins	Director	June 12, 2009
* Dennis J. Martin	Director	June 12, 2009
* Larry B. Porcellato	Director	June 12, 2009
* Joseph E. Scalzo	Director	June 12, 2009
* Abbie J. Smith	Director	June 12, 2009
* Brian E. Stern	Lead Director	June 12, 2009
* Ronald V. Waters, III	Director	June 12, 2009

*   Steven M. Bradford, the undersigned attorney-in-fact, by signing his name hereto, does hereby sign and execute this registration statement on behalf of the above indicated directors of the registrant (constituting all of the directors) pursuant to a Power of Attorney filed with this registration statement as Exhibit 24.1.

HNI Corporation

June 12, 2009

By: /s/ Steven M. Bradford
  Steven M. Bradford
  Vice President, General Counsel and
  Secretary

EXHIBIT INDEX

Exhibit No.	Description
4.1	Articles of Incorporation of HNI Corporation, as amended, incorporated by reference to Exhibit 3(i) to the Corporation's Current Report on Form 8-K filed with the SEC on May 8, 2007
4.2	By-laws of HNI Corporation, as amended, incorporated by reference to Exhibit 3(ii) to the Corporation's Current Report on Form 8-K filed with the SEC on November 12, 2008
4.3	HNI Corporation 2002 Members' Stock Purchase Plan, incorporated by reference to Exhibit B to the Corporation's Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Shareholders held May 6, 2002, filed with the SEC on March 22, 2002
5.1*	Opinion of Squire, Sanders & Dempsey L.L.P. regarding legality of shares
23.1*	Consent of Squire, Sanders & Dempsey L.L.P. (included in Exhibit 5.1 hereto)
23.2*	Consent of PricewaterhouseCoopers LLP
24.1*	Power of attorney

*Filed herewith

EXHIBIT 5.1

[Letterhead of Squire, Sanders & Dempsey L.L.P.]

June 12, 2009

Board of Directors of HNI Corporation
408 East Second Street
Muscatine, Iowa 52761

Ladies and Gentlemen:

We have acted as counsel to HNI Corporation, an Iowa corporation (the "Corporation"), in connection with a Registration Statement on Form S-8 (the "Registration Statement") filed by the Corporation with the Securities and Exchange Commission (the "Commission") relating to the registration of 1,000,000 additional shares of its Common Stock, $1.00 par value (the "Shares"), issuable pursuant to the Corporation's 2002 Members' Stock Purchase Plan (the "Plan").

In that connection, we have examined a Resolution Adopted by the Board of Directors of the Corporation on February 11, 2009 authorizing the amendment to the Plan and the increase in the number of shares authorized under the Plan by 1,000,000 shares. We have further examined such documents, corporate records and other instruments as we have deemed necessary or appropriate for purposes of this opinion. For purposes of our opinion, we have assumed the availability of a sufficient number of authorized and unissued shares at the time of such issuance and we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies.

Based upon the foregoing, we are of the opinion that the Shares, when issued and sold in accordance with the terms of the Plan, will be validly issued, fully paid and nonassessable.

We hereby consent to the Corporation filing this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ SQUIRE, SANDERS & DEMPSEY L.L.P.

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 27, 2009 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in HNI Corporation's Annual Report on Form 10-K for the year ended January 3, 2009.

/s/ PricewaterhouseCoopers LLP
Chicago, IL
June 12, 2009

EXHIBIT 24.1

POWER OF ATTORNEY

Know all men by these presents, that each person whose signature appears below constitutes and appoints jointly and severally, Stan A. Askren, Kurt A. Tjaden and Steven M. Bradford, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign a registration statement or registration statements on Form S-8 pursuant to the Securities Act of 1933, as amended, concerning certain shares of common stock, par value $1.00, of HNI Corporation, an Iowa corporation (the "Corporation"), and any and all amendments (including post-effective amendments) to such registration statement(s) and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission or any state regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same document.

IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the dates set forth below.

Signature	Title	Date
/s/ Mary H. Bell Mary H. Bell	Director	May 12, 2009
/s/ Miguel M. Calado Miguel M. Calado	Director	May 12, 2009
/s/ Gary M. Christensen Gary M. Christensen	Director	May 12, 2009
/s/ Cheryl A. Francis Cheryl A. Francis	Director	May 12, 2009
/s/ John A. Halbrook John A. Halbrook	Director	May 12, 2009
/s/ James R. Jenkins James R. Jenkins	Director	May 12, 2009
/s/ Dennis J. Martin Dennis J. Martin	Director	May 12, 2009
/s/ Larry B. Porcellato Larry B. Porcellato	Director	May 12, 2009
/s/ Joseph E. Scalzo Joseph E. Scalzo	Director	May 12, 2009
/s/ Abbie J. Smith Abbie J. Smith	Director	May 12, 2009
/s/ Brian E. Stern Brian E. Stern	Lead Director	May 12, 2009
/s/ Ronald V. Waters, III Ronald V. Waters, III	Director	May 12, 2009